UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.    )*

WET SEAL, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

981840105

(CUSIP Number)

April 26, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 981840105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aria Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 387,812

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 387,812

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 387,812

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aria Partners II LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 90,202

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 90,202

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,202

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) .2%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aria Partners (Cayman) Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 538,568

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 538,568

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 538,568

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.4%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aria Select Consumer Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,020,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,020,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,020,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.7%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aria Partners GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,016,582

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,016,582

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,016,582

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.7%

12.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aria Retail GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,020,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,020,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,020,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.7%

12.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

Item 1.
	(a)	Name of Issuer Wet Seal, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 26972 Burbank Foothill Ranch, CA 92610

Item 2.
	(a)	Names of Persons Filing Aria Partners LP Aria Partners II LP Aria Partners (Cayman) Ltd. Aria Select Consumer Fund LP Aria Partners GP, LLC Aria Retail GP, LLC
	(b)	Address of Principal Business Office or, if none, Residence The principal business office for each filing person is 11150 Santa Monica Blvd., Suite 700, Los Angeles, CA 90025.
(c)

Citizenship
Each of Aria Partners LP, Aria Partners II LP, Aria Select Consumer Fund LP, Aria Partners GP, LLC and Aria Retail GP, LLC is an entity formed in the State of Delaware.  Aria Partners (Cayman) Ltd. is an entity formed in the Cayman Islands.

	(d)	Title of Class of Securities Class A Common Stock, $.10 par value.
	(e)	CUSIP Number 981840105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Aria Partners LP
	(a)	Amount beneficially owned: 387,812
(b)

Percent of class:

The percentage of the class represented by the amount in Item 4(a) is 1%, which is based on a total of 38,188,233 shares of Class A Common Stock outstanding as of January 29, 2005, as set forth in the issuer’s Form 10-K filed on April 29, 2005.  Each share of Class A Common Stock entitles its holder to one vote.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 387,812
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 387,812
		(iv)	Shared power to dispose or to direct the disposition of 0

Aria Partners II LP
	(a)	Amount beneficially owned: 90,202
(b)

Percent of class:

The percentage of the class represented by the amount in Item 4(a) is .2%, which is based on a total of 38,188,233 shares of Class A Common Stock outstanding.  Each share of Class A Common Stock entitles its holder to one vote.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 90,202
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of 90,202
	(iv)	Shared power to dispose or to direct the disposition of 0

Aria Partners (Cayman) Ltd.
(a)	Amount beneficially owned: 538,568
(b)

Percent of class:

The percentage of the class represented by the amount in Item 4(a) is 1.4%, which is based on a total of 38,188,233 shares of Class A Common Stock outstanding.  Each share of Class A Common Stock entitles its holder to one vote.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 538,568
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of 538,568
	(iv)	Shared power to dispose or to direct the disposition of 0

Aria Select Consumer Fund LP
(a)	Amount beneficially owned: 1,020,000
(b)

Percent of class:

The percentage of the class represented by the amount in Item 4(a) is 2.7%, which is based on a total of 38,188,233 shares of Class A Common Stock outstanding.  Each share of Class A Common Stock entitles its holder to one vote.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 1,020,000
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of 1,020,000
	(iv)	Shared power to dispose or to direct the disposition of 0

Aria Partners GP, LLC
(a)

Amount beneficially owned:

1,016,582 determined by adding 387,812 shares of Class A Common Stock owned by Aria Partners LP, 90,202 shares of Class A Common Stock owned by Aria Partners II LP and 538,568 shares of Class A Common Stock owned by Aria Partners (Cayman) Ltd.  Aria Partners GP, LLC is the general partner of each of the entities set forth in the preceeding sentence.

(b)

Percent of class:

The percentage of the class represented by the amount in Item 4(a) is 2.7%, which is based on a total of 38,188,233 shares of Class A Common Stock outstanding.  Each share of Class A Common Stock entitles its holder to one vote.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 1,020,000
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 1,020,000
		(iv)	Shared power to dispose or to direct the disposition of 0

Aria Retail GP, LLC
(a)

Amount beneficially owned:

1,020,000, determined based on 1,020,000 shares of Class A Common Stock owned by Aria Select Consumer Fund LP.  Aria Retail GP, LLC is the general partner of Aria Select Consumer Fund LP.

(b)

Percent of class:

The percentage of the class represented by the amount in Item 4(a) is 2.7%, which is based on a total of 38,188,233 shares of Class A Common Stock.  Each share of Class A Common Stock entitles its holder to one vote.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 1,020,000
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 1,020,000
		(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 6, 2005

ARIA PARTNERS LP

By: Aria Partners GP, LLC, its general partner

	By:	/s/ Dana Messina
Dana D. Messina, Managing Member

ARIA PARTNERS II LP

By: Aria Partners GP, LLC, its general partner

	By:	/s/ Dana Messina
Dana D. Messina, Managing Member

ARIA PARTNERS (CAYMAN) LTD.

By: Aria Partners GP, LLC, its general partner

	By:	/s/ Dana Messina
Dana D. Messina, Managing Member

ARIA SELECT CONSUMER FUND LP

By: Aria Retail GP, LLC, its general partner

	By:	/s/ Dana Messina
Dana D. Messina, Managing Member

ARIA PARTNERS GP, LLC

By:	/s/ Dana Messina
Dana D. Messina, Managing Member

ARIA RETAIL GP, LLC

By:	/s/ Dana Messina
Dana D. Messina, Managing Member

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A Common Stock of Wet Seal, Inc. and further agree that this agreement be included as an exhibit to such filing.  Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement.  Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 6th day of May, 2005.

ARIA PARTNERS LP

By: Aria Partners GP, LLC, its general partner

	By:	/s/ Dana Messina
Dana D. Messina, Managing Member

ARIA PARTNERS II LP

By: Aria Partners GP, LLC, its general partner

	By:	/s/ Dana Messina
Dana D. Messina, Managing Member

ARIA PARTNERS (CAYMAN) LTD.

By: Aria Partners GP, LLC, its general partner

	By:	/s/ Dana Messina
Dana D. Messina, Managing Member

ARIA SELECT CONSUMER FUND LP

By: Aria Retail GP, LLC, its general partner

	By:	/s/ Dana Messina
Dana D. Messina, Managing Member

ARIA PARTNERS GP, LLC

By:	/s/ Dana Messina
Dana D. Messina, Managing Member

ARIA RETAIL GP, LLC

By:	/s/ Dana Messina
Dana D. Messina, Managing Member